Exhibit 99.2

Akanda Corp. Announces Plan to Integrate Technology Solutions to Capture UK Market

London, Thursday April 11, 2024 – on April 4, 2024, Akanda Corp. (“Akanda” or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company announced its wholly-owned United Kingdom (UK) subsidiary, Canmart, plans to develop its social shopping capability by integrating with META, to create a user friendly buying experience for Facebook and Instagram users to purchase Canmart products. In short, this integration allows Facebook and Instagram users to browse products featured in Canmart shoppable videos, place products in a native shopping cart and checkout – all without leaving Facebook or Instagram. This integration marks a significant enhancement, allowing Canmart to showcase vendor products not only on its own Canmart platform but also through shoppable content on Facebook and Instagram, creating a massive expansion of the addressable audience of prospective buyers who want to shop without leaving their Facebook or Instagram app.

Canmart is a licensed importer and distributor of Cannabis-Based Products for Medicinal use (CBPMs) in the UK and provides third party and specialist import and distribution services for Schedule 2 products including CBPM’s. Canmart continues to work further with premium product suppliers to bring safe, effective and required products to market that patients demand, and working with existing and new clinical cannabis operations in the UK to provide third party products. Canmart also works to supply customers with vape hardware for liquid and dry herb vapes to its patients, offering drop ship capabilities via partner websites for smaller or remote pharmacies and clinics not able to hold stock.

While CBPMs may not be sold on META yet, the Company’s peripherals and non-plant touching accessories may. In addition, UK clinics are already certified on ecommerce platforms and Canmart has begun to work hand in hand to promote sales of CBPMs this way. The Company believes by first proving the concept with accessories and over the counter cannabinoid (CBD) products the model can be proven to target curated products and offers to specific customer types, even at an individual level. The Company plans on then applying this model to CBPM’s and offering to its partner clinics.

Additionally, Canmart plans to partner with a platform founded by its directors to make medical cannabis more accessible to UK patients through an AI algorithm that analyzes DNA and products in market. Access Kaneh a platform for medical cannabis patients to help understand the market and obtain accessories and EndoDNA a breakthrough DNA test that matches the patient with the right cannabinoid products for an individualized wellness journey, leveraging technology to support identification of appropriate cannabinoid products.

According to projections, the Cannabis market in the UK is expected to reach a projected revenue of US$445.60m by 2024. With an annual growth rate (CAGR 2024-2029) of 1.71%, the market volume is expected to reach US$485.00m by 2029. When considering the population figures, the per person revenue in the UK is anticipated to be US$25.11 in 2024. The UK is experiencing a surge in cannabis consumption, driven by changing attitudes towards its medicinal benefits1.

The UK market boasts 43 prescribing clinics, 31 dispensing pharmacies, and over 90 supplying producers whose products are imported2. Depending on quality, the retail price of cannabis per gram varies between 6 pounds to 15 pounds3.

Interim CEO and Executive Director, Katie Field commented, “We are planning for the positive market trends in the United Kingdom and Canmart is at the forefront of the UK industry. We are encouraged by the advent of recreational cannabis and decriminalization in Germany as well.” The Company believes the passage of such programs could have positive effects on expansion in the EU.

1 https://www.statista.com/outlook/hmo/cannabis/united-kingdom#:~:text=The%20Cannabis%20market%20in%20the,US%24445.60m%20by%202024.

2 https://medbud.wiki

3 https://lyphe.com/how-much-is-weed/

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK. The Company’s seed-to-patient supply chain also includes partnerships Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK. Akanda also acquired the right to develop a Canadian farming property in British Columbia, including farming land and related operations and licenses. The Company plans to develop tetrahydrocannabinol (THC) and cannabinoid (CBD) facilities at this site.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.